April 14, 2009
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 18, 2009
File No. 1-01927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated March 31, 2009 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your questions in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2008
Management’s Discussion and Analysis, page 27
Critical Accounting Policies, page 38
1.	We note your discussion of the recoverability of goodwill beginning on page 39. You state your annual goodwill impairment testing is based on “a combination of historical and forecasted results and is adjusted to exclude certain non-recurring or unusual items and corporate charges.” Please explain to us and expand future filings to disclose the following:

•	the nature of the historical results and the specific time periods used in your analysis,

•	the basis and underlying assumptions for the forecasted results used in your analysis,

•	the method and basis for combining the historical and forecasted results,

•	the amount and nature of adjustments to exclude corporate charges and items deemed non-recurring or unusual, as well as the basis for making these adjustments in your analysis, and

•	how this method is consistent with the guidance in paragraph 25 of SFAS 142.
As noted in our disclosure, the determination of fair value for our annual impairment testing was conducted using multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Historically, in conducting our annual impairment test for each of our strategic business units, we averaged the annual EBITDA for the most recently completed three years along with our forecast for the current year to arrive at an average annual EBITDA that is used in our calculation. For example, our 2008 assessment averaged annual actual EBITDA for 2005 through 2007 along with our most recently completed forecast for 2008, which consisted of year to date actual results through June 2008 plus our forecasted results for July 2008 through December 2008. For this purpose, EBITDA is calculated as segment operating income excluding income attributable to minority interests and charges for depreciation, amortization and corporate administrative expenses. At the time of our annual goodwill impairment test, we believed the approach described above reflected the fair value of our strategic business units. When appropriate, and consistent with the objective of determining fair value, we adjust our fair value techniques when such changes would provide a more representative estimate of fair value.
The forecasted portion of our results included in the average that is described above was developed on a basis consistent with our historical results. The underlying assumptions used to develop the forecast include assumptions regarding projected sales and production volume, estimated selling prices and mix of products sold, cost of raw materials, labor and other overheads, selling, administrative and general expenses, and foreign currency exchange rates.
We have historically excluded corporate administrative expenses and non-recurring or unusual items from both historical EBITDA and forecasted EBITDA since in our experience these items are typically excluded from the determination of the sales price (i.e., fair value) when acquiring and divesting businesses. As segment operating income was the starting point for determining EBITDA, which excludes non-recurring or unusual items, there were no other non-recurring or unusual items excluded from the calculations of EBITDA for 2005 through 2008. Corporate administrative expenses are allocations of corporate overhead that we make to each strategic business unit. Allocated corporate administrative expenses are typically excluded from the calculation of the sales price of a divestiture since it is unknown what level of corporate support the acquiring entity may already possess. In addition, the amount of corporate administrative expenses allocated to each of our strategic business units is simply an approximation that is determined annually, the disclosure of which would not provide significant additional information to a user of our financial statements.
We believe our historical approach to estimating fair value is consistent with paragraph 25 of SFAS 142 due to our use of multiples of other stand-alone companies that manufacture and distribute tires. Our selection of the multiples that were used to determine the fair value of each strategic business unit was based on our judgment of which other companies best compare to a particular strategic business unit. We use multiples of companies that are comparable in nature, scope and size to a particular strategic business unit. As a result, we believe this methodology is appropriate in the determination of fair value. For example, for each of our strategic business units, we utilized the EBITDA multiples of companies that operate primarily in that geographical region.
Please refer to Exhibit 1 for the modifications we will make to our disclosure in future filings.
2.	In future filings, please expand the discussion of your goodwill testing as follows:
•	Please quantify significant assumptions, including EBITDA multiples and the amounts used to reflect the EBITDA of your reporting units, as discussed above.

•	Discuss the quantitative and qualitative factors and judgments used in your process.

•	Analyze the sensitivity of each significant assumption on the fair value of the reporting units and potential impairment.

•	For any reporting units in which the carrying value does not significantly differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit.

•	Provide information as to known trends, uncertainties or other factors relevant to your impairment testing.
Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The most significant quantitative factors used in the annual goodwill impairment assessment were average EBITDA and the EBITDA multiples, which were used in the determination of fair value. We exercised judgment in selecting the EBITDA multiples that were used in the fair value calculation for each of our strategic business units. As mentioned in our response to the staff’s comment 1, our selection of the EBITDA multiples of other tire manufacturing and distribution companies that were used to determine the fair value of each strategic business unit was based on our judgment of which other companies best compare to a particular strategic business unit. In future filings when using an earnings multiple approach, we will expand our disclosure of the determination of average EBITDA and the selection process of EBITDA multiples for each of our strategic business units as set forth in Exhibit 1.
We will also expand our discussion of the sensitivity of the assumptions used in our calculation of fair value with respect to a potential impairment for each strategic business unit with goodwill by disclosing the percentage change of average EBITDA and the EBITDA multiple that would indicate potential impairment. Please refer to Exhibit 1 for the modifications we will make to our disclosure in future filings. This additional disclosure will provide users of our financial statements sufficient information to assess the risk of potential goodwill impairment.

We acknowledge the staff’s request to quantify average EBITDA and EBITDA multiples for each of our strategic business units and, if the carrying value does not significantly differ from the estimated fair value, to state the carrying value and fair value for the affected strategic business unit. The fair value significantly exceeded the carrying value for each of our strategic business units. In future filings, we will provide additional disclosure if the carrying value of a strategic business unit does not significantly differ from its estimated fair value.
We believe disclosing the quantification of average EBITDA and EBITDA multiples would allow financial statement users, competitors and potential acquirers to directly calculate our assessment of the fair value of each of our strategic business units. We also believe the additional requested disclosure would not provide additional material information to the users of our financial statements and would cause us significant competitive harm should we elect to divest all or a portion of any of our strategic business units. We have divested certain operations in the past, including the divestiture of our entire Engineered Products strategic business unit. The fair value for an acquisition or divestiture is generally arrived at through a negotiation process. We believe that the disclosure, directly or indirectly, of our estimation of the fair value of any of our strategic business units would place us at a significant competitive disadvantage in the negotiation of the sales price were a divestiture of all or a portion of a strategic business unit to occur and would thereby significantly harm the interests of our shareholders.
Please see our response to the staff’s comment 3 for a discussion of known trends, uncertainties or other factors relevant to our impairment testing.
3.	You state there were no events or circumstances that indicated the impairment test should be re-performed for goodwill for segments other than North American Tire at December 31, 2008. However, while EMEA reported record revenue in 2008, tire units decreased in each quarter of the year, with the largest declines occurring in the last quarter of 2008. EMEA and Asia Pacific Tire units have decreased 21% and 11%, respectively, for the quarter ending December 31, 2008, from the prior year quarter. Please tell us and revise future filings to clarify why you believe the significant adverse change in the business climate and its effect on these reporting units would not constitute a trigger for impairment testing. Refer to paragraph 28 of SFAS 142. Disclose how the combination of the previous reporting unit Eastern Europe, Middle East and Africa Tire with European Union Tire has, if at all, impacted your goodwill impairment analysis for this now-consolidated EMEA segment.
As we indicated in our response to the staff’s comment 1, we believe the valuation methodology used for goodwill impairment testing of our strategic business units should be based on an approach which is most representative of the fair value of our strategic business units. In our 2008 Form 10-K, we disclosed what we believe to be the most significant trends and uncertainties that may indicate potential goodwill impairment, including the decline in our market capitalization and the economic outlook in the United States. We acknowledge that our tire unit sales volume in the fourth quarter of 2008 was significantly lower than the fourth quarter of 2007 for each of our strategic business units including EMEA and Asia Pacific Tire. However, in addition to the impact of the economy, over the past several years we have strategically reduced our tire unit sales volume for North American Tire and EMEA by eliminating sales of lower margin replacement tires as well as strategically reducing sales to original equipment manufacturers. Instead, we have focused on selling higher margin tires. This is evidenced by favorable improvements in price and product mix in 2008.
Our decision to only perform an interim impairment test for our North American Tire strategic business unit was primarily based on the fact that the economic downturn led to a more dramatic decline in segment operating income for North American Tire than for EMEA and Asia Pacific Tire. It also became evident in the fourth quarter that the economic slowdown would be deeper and more prolonged than many had believed earlier in 2008. In addition, a decline in sales volume has a more significant impact on North American Tire than our other strategic business units, due to the fact that North American Tire has higher fixed costs than our other strategic business units. Therefore changes in net sales have a more significant impact on profitability for North American Tire than a similar change in net sales would have on the profitability of our other strategic business units. Total segment operating income declined $426 million in 2008 from 2007 of which $295 million, or 69%, was attributable to North American Tire. North American Tire reported a segment operating loss of $156 million in 2008. In addition, although segment operating income declined in the fourth quarter of 2008 for EMEA and Asia Pacific Tire, for the full year 2008 EMEA reported positive segment operating income of $425 million and Asia Pacific Tire reported record segment operating income of $168 million. Since average EBITDA is based on segment operating income, we concluded the significant decline in segment operating income to a loss provided sufficient evidence of the potential for impairment for North American Tire. Using a similar approach, we determined that our other strategic business units did not experience a triggering event to test their goodwill for impairment.
In determining the fair value of North American Tire, we believe that the events that transpired in the fourth quarter of 2008 represented a significant shift in the expectation of future earnings and considered whether our historical approach using average EBITDA multiples continued to be appropriate. Although we had not adopted SFAS 157 at December 31, 2008 as it relates to non-financial assets and non-financial liabilities that are measured at fair value on a nonrecurring basis, we looked to SFAS 157 for guidance. Consistent with the guidance in paragraph 20 of SFAS 157, we revised our approach to use discounted cash flows given that EBITDA amounts for North American Tire had become negative.
In future filings, we will continue to disclose for each of our strategic business units the impact of trends, uncertainties or other factors that we consider relevant to our annual impairment testing as well as to our decision to perform interim impairment testing for any of our strategic business units. In addition, when using a different fair value technique, we will expand our disclosure of the significant assumptions used in determining fair value. We will also disclose that the combination of our former Eastern Europe, Middle East and Africa Tire strategic business unit with our former European Union Tire strategic business unit did not have any impact on our goodwill impairment test. Please refer to Exhibit 1 for the modifications we will make to our disclosure in future filings.
Liquidity and Capital Resources, page 47
4.	We note your statement on page 47 that you believe your liquidity position is adequate to fund your operating and investing needs and debt maturities in 2009 and to provide you with flexibility to respond to further changes in the business environment. In future filings, please significantly expand this section to include a discussion of all of the underlying factors on which such statement is based. For example, at a minimum, you should describe, quantify and compare all sources of liquidity and cash requirements expected during 2009, so that readers can better understand the adequacy of your liquidity. Provide an outlook for each operating segment and the company as a whole that details what customer orders, demand, production, industry trends, etc., are expected to be over the next twelve months, when considering the current activity of the markets and industries you serve. We note the various risk factors related to the global market decline. However, these risk factors and your liquidity section in general do not provide specific information as to how the recent decline has impacted your business, nor does it provide insight as to management’s actions in response to the current adverse environment.
We will revise our Liquidity and Capital Resources discussion to address your comments. Please refer to Exhibit 2 for the modifications we will make to our disclosure in future filings. We note that we have not provided an outlook for our operating segments and the company as a whole. As noted in our 2008 Form 10-K, we suspended our former practice of providing an industry outlook for North America and Europe for 2009 due to the current state of the global economy and the high level of uncertainty we see in our end markets. In addition, we believe that disclosure of an outlook for the company-specific items noted in your comment would result in significant competitive harm to Goodyear. As a result of the highly competitive nature of the global tire industry, we do not provide quarterly or annual earnings or cash flow guidance, nor do we provide an outlook with respect to most of the items noted in your comment.
5.	We note your statement on page 8 that your backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of your business segments or your businesses considered as a whole. Given the current environment, and the overall challenging results of the fourth quarter of 2008, please tell us why you believe this is so.
Over 70% of our worldwide tire unit sales are replacement units that are sold primarily through a network of independent dealers. For our replacement unit sales, we generally fill orders from dealers from available inventory. Original equipment tire units, which constitute less than 30% of our worldwide tire unit sales and less than 20% of our net sales, are subject to monthly releases from our OE customers and are generally required to be delivered within 30 days of the related release.
We generally ship our products on average in less than ten days after an order is deemed to become firm. For example, our North American Tire business unit ships products on average within four days after an order is deemed to become firm. As a result, no significant backlog of orders accumulates during any period.
6.	You disclose on page 49 and elsewhere that availability under the $1.5 billion amended and restated first lien revolving credit facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory. To the extent that eligible accounts receivable and inventory decline, the borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if at any time the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, you are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. We note accounts receivable has gone down $556 million during 2008, and that you plan on reducing inventory levels by over $500 million in 2009 as disclosed on page 27. Given the foregoing, please tell us and disclose in future filings the calculation of your borrowing base based on the eligible accounts receivable and inventory, and disclose the thresholds at which availability would be decreased or prepayment/cash collateralization would occur.
In future filings, we will disclose that our borrowing base is based upon eligible accounts receivable and inventory balances of the parent company and certain of its U.S. and Canadian subsidiaries. Eligible accounts receivable and inventory balances are determined after adjusting the balances for various customary factors as defined in the credit agreement for the first lien facility. As long as our borrowing base is greater than or equal to $1.5 billion, there would be no impact on our borrowing capacity.
Additionally, we note that the 2008 accounts receivable decline and the 2009 plan to reduce inventory levels refer to the global accounts receivable and inventory balances. As noted above, our borrowing base is not calculated on a global basis but is based upon eligible accounts receivable and inventory balances of the parent company and certain of its U.S. and Canadian subsidiaries. We intend to reduce global inventory levels by $500 million by the end of 2009, including certain of the inventories included in the borrowing base of this facility. We expect the planned reduction in our inventory levels will not adversely affect our overall liquidity.
Our revised disclosure, from page 49 of our Form 10-K, that we will include in future filings is set forth below (marked to show the changes made).
“$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013
Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries’ obligations under the related guarantees are secured by first priority security interests in various collateral. Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of the parent company and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors which are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if ~~at any time~~ the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2008, our borrowing base under this facility was greater than $1.5 billion.

At December 31, 2008, we had $700 million outstanding and $497 million of letters of credit issued under the revolving credit facility. At December 31, 2007, there were no borrowings and $526 million of letters of credit issued under the revolving credit facility.”
7.	We note inventories, which accounts for 24% of your total assets at December 31, 2008, has increased 14% during 2008, and there does not appear to be a reserve thereon. As mentioned in the above comment, you plan on reducing inventory levels by over $500 million in 2009. Given the significant impact that inventory has on your liquidity, please revise your MD&A and liquidity section to disclose your inventory turnover ratios and explain any variances, and to discuss how and when the inventory reduction plan is to be executed.
As a result of the numerous sizes and applications for our tires, we do not use inventory turnover ratios to manage our inventory. The planned reductions in inventory levels are expected to be completed by the end of 2009. With respect to our plan to reduce inventory, we will include the following in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “— Liquidity and Capital Resources” in our future filings (marked to show the changes made):
•	reducing inventory levels by over $500 million ~~in~~ by the end of 2009, through the combination of lower raw material costs and the implementation of an advantaged supply chain, primarily in North American Tire and EMEA, by improving demand forecasting, increasing production flexibility through shorter lead times and reduced production lot sizes, reducing the quantity of raw materials required to meet an improved demand forecast, changing the composition of our logistics network by closing and consolidating certain distribution warehouses, increasing local production and reducing longer lead time off-shore imports, and reducing in-transit inventory between our plants and regional distribution centers;
8.	We note your statement on page 50 that you are in compliance with the material covenants imposed by your principal credit facilities as of December 31, 2008. You go on to describe two ratios, Covenant EBITDA to Consolidated Interest Expense and GDTE consolidated net indebtedness to GDTE consolidated EBITDA. Given the substantial amount of debt you have, please address the following comments in future filings:
•	Clarify whether these two ratios are the only critical covenants related to all of your credit facilities. If not, please disclose those additional covenants and the requirements for each.

•	Disclose your actual current compliance with each critical covenant. For example, you state that Covenant EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. However, you should also disclose your calculation of this ratio for each of the last four quarters.

•	Disclose any known future changes to each critical covenant, and state whether you expect to be in compliance when such changes come into effect.
     Provide us with an example of the disclosure you expect to include in future filings.

We have revised our covenant-related disclosures, taking into account your comments. Please refer to Exhibit 3 for the modifications we will make to our disclosure in future filings.
* * * *
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/Thomas A. Connell

Thomas A. Connell Vice President and Controller
cc:     Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission

Exhibit 1
CRITICAL ACCOUNTING POLICIES
(Marked To Show the Changes Made)
     Recoverability of Goodwill. Goodwill is not amortized. Rather, goodwill is tested for impairment annually or more frequently if an indicator of impairment is present.
     We have determined our reporting units to be consistent with our operating segments comprised of four strategic business units: North American Tire, Europe, Middle East and Africa Tire (which was formed in the first quarter of 2008 by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units), Latin American Tire, and Asia Pacific Tire. Goodwill is allocated to these reporting units based on the original purchase price allocation for acquisitions within the various reporting units. Other than the formation of the new Europe, Middle East and Africa business unit during 2008, there have been no changes to our reporting units or in the manner in which goodwill was allocated. The formation of the new Europe, Middle East and Africa business unit did not have any impact on our annual goodwill impairment test.
     For purposes of our annual impairment testing, which is conducted as of July 31st each year, we determined the estimated fair values of our reporting units using a valuation methodology based on an earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple of comparable companies. The EBITDA multiple is adjusted if necessary to reflect local market conditions and recent transactions. The EBITDA multiples are based on the multiples of other stand-alone companies that manufacture and distribute tires. Our selection of the multiples is based on our judgment of which other companies best compare to a particular strategic business unit. We use multiples of companies that are comparable in nature, scope and size to a particular strategic business unit. We believe this methodology is appropriate in the determination of fair value. We may also use different fair value techniques when we believe an EBITDA multiple approach may not provide an appropriate determination of fair value.
     The EBITDA of the reporting units is based on a combination of historical and forecasted results. We average the annual EBITDA for the most recently completed three years along with our forecast for the current year to arrive at an average annual EBITDA that is used in our calculation. The forecasted portion of our results included in the average that is described above is developed on a basis consistent with historical results. The underlying assumptions used to develop the forecast include assumptions regarding projected sales and production volume, estimated selling prices and mix of products sold, cost of raw materials, labor and other overheads, selling, administrative and general expenses, and foreign currency exchange rates. EBITDA is calculated as Segment Operating Income excluding income attributable to minority interests and charges for depreciation, amortization and corporate administrative expenses. Corporate administrative expenses are allocations of corporate overhead that we make to each strategic business unit. Annual EBITDA ~~and is~~ may be adjusted to exclude certain non-recurring or unusual items ~~and corporate charges~~. As segment operating income was the starting point for determining EBITDA, which excludes non-recurring or unusual items, there were no other non-recurring or unusual items excluded from the calculations of average EBITDA in any of the periods included in our determination of fair value.

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     We consider significant decreases in forecasted EBITDA in future periods to be an indication of a potential impairment. At the time of our determination, average EBITDA or the EBITDA valuation multiples of comparable companies that manufacture and distribute tires would have to decline in excess of 30% for North American Tire and EMEA and in excess of 50% for Asia Pacific Tire ~~40%~~ to indicate a potential goodwill impairment.
     ~~However, at~~ At December 31, 2008, as a result of the emergence of certain impairment indicators including the decrease in our market capitalization and the economic outlook in the United States, we performed an interim goodwill impairment analysis for our North American Tire business unit. North American Tire comprised approximately 70% of the decline in our overall segment operating income in 2008. Each of our strategic business units experienced a decline in net sales in the fourth quarter of 2008. However, the decline in net sales had a more significant impact on the profitability of North American Tire than our other strategic business units, due to the fact that North American Tire has higher fixed costs than our other strategic business units. Therefore, changes in net sales have a more significant impact on profitability for North American Tire than a similar change in net sales would have on the profitability of our other strategic business units. Therefore, we concluded an interim goodwill impairment analysis for our other strategic business units was not required.
     In light of the decrease in segment operating income for North American Tire, for purposes of the interim impairment analysis we calculated the fair value using a discounted cash flow approach. The key assumptions incorporated in the discounted cash flow approach include growth rates for North American Tire, projected segment operating income, changes in working capital, our plan for capital expenditures, anticipated funding for pensions, and a discount rate equal to our assumed long-term cost of capital. The discount rate used would have to increase over 2 percentage points and the assumed growth rate would have to be negative to indicate a potential impairment.
     Goodwill was $683 million at December 31, 2008. Our annual impairment analysis for 2008 as well as our interim analysis for North American Tire at December 31, 2008, indicated no impairment of goodwill. ~~In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill for segments other than North American Tire at December 31, 2008.~~

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Exhibit 2
LIQUIDITY AND CAPITAL RESOURCES
Overview
Our primary sources of liquidity are cash generated from our operating and financing activities. Our cash flows from operating activities are driven primarily by our operating results and changes in our working capital requirements and our cash flows from financing activities are dependent upon our ability to access credit or other capital.
We experienced difficult industry conditions during 2008 as the global economic slowdown increased both in severity and geographic scope throughout the course of the year. These industry conditions were characterized by dramatically lower motor vehicle sales and production, weakness in the demand for replacement tires, a trend toward lower miles driven in the U.S. and recessionary economic conditions in many parts of the world. Our 2008 results were impacted unfavorably by these industry conditions, particularly in the fourth quarter, resulting in lower sales that prompted us to reduce our global production. As a result of our production cuts, we incurred significant under-absorbed fixed overhead costs in the fourth quarter. In addition, raw material costs increased 28% versus the same quarter a year ago.
Considering the current state of the global economy and the high level of uncertainty we see in our end markets, we cannot provide a meaningful industry outlook for 2009. We have, however, prepared cash flow forecasts for internal use in assessing the adequacy of our liquidity in 2009. These forecasts considered several factors, including projected sales and production volume, estimated selling prices and mix of products sold, cost of raw materials, labor and other overheads, selling, administrative and general expenses, foreign currency exchange rates, changes in working capital, our plan for capital expenditures, and anticipated funding for pensions.
In response to the current recessionary economic conditions, we are pursuing several strategic initiatives intended to strengthen our revenue, cost structure and cash flow. These strategic initiatives include:
•	raising our four-point cost savings plan target to $2.5 billion, by increasing our continuous improvement efforts, lowering our manufacturing costs, increasing purchasing savings, eliminating non-essential discretionary spending, and reducing overhead and development costs;

•	reducing manufacturing capacity by 15 million to 25 million units over the next two years;

•	reducing inventory levels by over $500 million by the end of 2009 compared with 2008, through the combination of lower raw material costs and the implementation of an advantaged supply chain, primarily in North American Tire and EMEA, by improving demand forecasting, increasing production flexibility through shorter lead times and reduced production lot sizes, reducing the quantity of raw materials required to meet an improved demand forecast, changing the composition of our logistics network by closing and consolidating certain

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distribution warehouses, increasing local production and reducing longer lead time off-shore imports, and reducing in-transit inventory between our plants and regional distribution centers;

•	reducing capital expenditures to between $700 million and $800 million in 2009 from $1,049 million in 2008;

•	pursuing additional non-core asset sales;

•	continuing our focus on consumer-driven product development and innovation by introducing more than 50 new tires globally; and

•	engaging in active contingency planning.
At December 31, 2008, we had $1,894 million in Cash and cash equivalents, compared to $3,463 million at December 31, 2007. Cash and cash equivalents decreased primarily due to our planned actions, including contributions to the VEBA of $1,007 million, capital expenditures of $1,049 million, the early redemption of our $650 million senior secured notes due 2011 and the maturity and repayment of our $100 million 6‑3/8% notes. Partially offsetting the reductions in cash was $700 million in borrowings on our $1.5 billion first lien revolving credit facility during the third quarter of 2008 due to a delay in receiving funds invested in The Reserve Primary Fund, to support seasonal working capital needs and to enhance the company’s cash liquidity position in an uncertain global economic environment.
At December 31, 2008 and 2007, we had $1,677 million and $2,169 million, respectively, of unused availability under our various credit agreements. The table below provides unused availability by our significant credit facilities as of December 31:

	2008	2007
$1.5 billion first lien revolving credit facility due 2013	$303	$974
€505 million revolving credit facility due 2012	514	728
China financing agreements	535	—
Other domestic and international debt	109	128
Notes payable and overdrafts	216	339

	$1,677	$2,169

At December 31, 2008, our unused availability included approximately $535 million which can only be used to finance the relocation and expansion of our manufacturing facility in China.
In 2009, we expect our operating needs to include global pension contributions of approximately $350 million to $400 million, our investing needs to include capital expenditures of approximately $700 million to $800 million, and our financing needs to include our $500 million of floating rate notes maturing in December 2009. We also expect interest expense to range between $315 million and $335 million. The strategic initiatives described above are intended to permit us to operate the business in a way that allows us to address these needs with our existing cash and available credit. If market opportunities exist, we may choose to undertake additional financing actions in order to enhance our liquidity position which could include refinancing the floating rate note maturity, obtaining new bank debt or a capital markets transaction.
In addition, beginning in September 2009, SRI has certain minority exit rights, that if triggered and exercised, could require us to make a substantial payment to acquire SRI’s interests in our

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global alliance with them following the determination of the fair value of SRI’s interest. Any such payment would likely occur after December 31, 2009 due to the process for determining fair value described in the global alliance agreements. For further information regarding our global alliance with SRI, including the events that could trigger SRI’s exit rights, see “Item 1. Business. Description of Goodyear’s Business — Global Alliance.” As of the date of this filing, SRI has not provided us notice of any accrued exit rights that would become exercisable in September 2009.
Our ability to service debt and operational requirements are also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictions. The primary restriction is that, in certain countries, we must obtain approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of overcoming these restrictions, we do not consider the net assets of our subsidiaries that are subject to such restrictions to be integral to our liquidity or readily available to service our debt and operational requirements. At December 31, 2008, approximately $331 million of net assets were subject to such restrictions, compared to approximately $308 million at December 31, 2007.
We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2009 and to provide us with flexibility to respond to further changes in the business environment. The challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations or our access to credit or other capital. See “Item 1A. Risk Factors” for a more detailed discussion of these challenges.
Cash Position
At December 31, 2008, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:
•	$427 million or 23% in EMEA, primarily Western Europe ($539 million or 16% at December 31, 2007),
•	$311 million or 16% in Asia, primarily Singapore, Australia and China ($216 million or 6% at December 31, 2007), and
•	$298 million or 16% in Latin America, primarily Venezuela ($156 million or 5% at December 31, 2007).
In the third quarter of 2008, we sought redemption of $360 million invested in The Reserve Primary Fund. Due to reported losses in its investment portfolio and other liquidity issues, the fund ceased honoring redemption requests. The Board of Trustees of the fund subsequently voted to liquidate the assets of the fund and approved periodic distributions of cash to its

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shareholders. In the fourth quarter of 2008, we received partial distributions of $284 million. At December 31, 2008, $71 million, net of a $5 million valuation allowance recorded in the fourth quarter, was classified as Prepaid expenses and other current assets, which represents the remaining funds still to be redeemed by The Reserve Primary Fund.

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Exhibit 3
COVENANT COMPLIANCE
Our amended and restated first lien revolving and second lien credit facilities contain certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets (excluding the sale of properties located in Akron, Ohio), incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.
We have additional financial covenants in our first lien revolving and second lien credit facilities that are currently not applicable. We only become subject to these financial covenants when certain events occur. These financial covenants and related events are as follows:
•	We become subject to the financial covenant contained in our first lien revolving credit facility when the aggregate amount of our Parent and Guarantor Subsidiaries Cash (“Available Cash”) plus our availability under our first lien revolving credit facility is less than $150 million. If this were to occur, our ratio of EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. As of December 31, 2008, our availability under these facilities of $303 million, plus our Available Cash of $862 million, totaled $1,165 million, which is in excess of $150 million.

•	We become subject to a covenant contained in our second lien credit facility upon certain asset sales. The covenant provides that, before we use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien credit facility unless our ratio of Consolidated Net Secured Indebtedness to EBITDA (Pro Forma Senior Secured Leverage Ratio) for any period of four consecutive fiscal quarters is equal to or less than 3.0 to 1.0.
In addition our €505 million senior secured European and German revolving credit facilities contain non-financial covenants similar to the non-financial covenants in our first lien revolving and second lien credit facilities that are described above and a financial covenant applicable only to GDTE and its subsidiaries. This financial covenant provides that we are not permitted to allow GDTE’s ratio of Consolidated Net J.V. Indebtedness (which is determined net of cash and cash equivalents in excess of $100 million) to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness excludes loans from other consolidated Goodyear entities.
There are no known future changes or new covenants to any of our existing debt obligations. Covenants could change based upon a refinancing or amendment of an existing facility, or additional covenants may be added in connection with the incurrence of new debt.
As of December 31, 2008, we were in compliance with the currently applicable material covenants imposed by our principal credit facilities.

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The terms “Available Cash,” “EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Secured Indebtedness,” “Pro Forma Senior Secured Leverage Ratio,” “Consolidated Net J.V. Indebtedness” and “Consolidated European J.V. EBITDA” have the meanings given them in the respective credit facilities.

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